Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 16, 2019 TO THE

PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 8 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, Supplement No. 3 dated August 15, 2019, Supplement No. 4 dated September 17, 2019, Supplement No. 5 dated September 30, 2019, Supplement No. 6 dated October 15, 2019 and Supplement No. 7 dated November 15, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 2, 2020, the first business day of the month;
•	to disclose the calculation of our NAV per share as of November 30, 2019;
•	to provide an update on the status of our current public offering; and
•	to include a subscription checklist to assist in completing subscription documents.

January 2, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 2, 2020, the first business day of the month, (and repurchases as of December 31, 2019) is as follows:

Transaction Price (per share)
Class A	$25.0532
Class T	$25.0483
Class S	$24.9968
Class D	$25.0447
Class I	$25.0580

As of November 30, 2019, we had not sold any Class S shares. The January 2, 2020 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of November 30, 2019. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2019 that would have a material impact on our NAV per share.

November 30, 2019 per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2019.

Our total NAV presented in the following tables includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of November 30, 2019, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of November 30, 2019 ($ and shares in thousands, except per share data):

Components of NAV	November 30, 2019
Commercial mortgage loans	$510,903
Real estate securities	147,166
Cash and cash equivalents and restricted cash	46,715
Due from related parties	359
Other assets	7,479
Repurchase agreements - commercial mortgage loans	(335,798)
Repurchase agreements - real estate securities	(108,239)
Due to related parties	(936)
Distributions payable	(1,680)
Interest payable	(611)
Accrued stockholder servicing fees (1)	(2)
Other liabilities	(1,115)
Net asset value	$264,241
Number of outstanding shares	10,571
Aggregate NAV per share	$24.9968

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of November 30, 2019, we have accrued under GAAP $139 of stockholder servicing fees payable to the Dealer Manager related to the Class T shares sold and $91 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold. As of November 30, 2019, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2019 ($ and shares in thousands, except per share data):

NAV Per Share	Class A	Class T	Class D	Class I
Net asset value	$4,895	$2,394	$528	$1,441
Number of outstanding shares	195	96	21	58
NAV per share as of November 30, 2019	$25.0532	$25.0483	$25.0447	$25.0580

Status of our Current Public Offering

We accept subscriptions in our public offering as of the first business day of each month. On December 2, 2019, we issued and sold 164,443 shares of our common stock (consisting of 76,210 Class A shares, 26,005 Class T shares, 20,359 Class D shares, and 41,869 Class I shares) in our public offering, resulting in gross proceeds of $4,260,624. As of the date hereof, we have issued and sold (including DRIP shares) a total of 533,969 shares of our common stock (consisting of 271,590 Class A shares, 121,562 Class T shares, 41,439 Class D shares, and 99,378 Class I shares) in our public offering, resulting in gross proceeds of $13,916,343. We intend to continue selling shares in our public offering on a monthly basis.

Subscription Checklist

A subscription checklist to assist in completing subscription documents is attached hereto as Appendix A.

Appendix A

SUBSCRIPTION CHECKLIST INPOINT COMMERCIAL REAL ESTATE INCOME, INC. Follow the checklist, read the InPoint Commercial Real Estate Income, Inc. (InPoint) Prospectus and complete the Subscription Agreement in its entirety – three simple steps for a subscription of shares to be accepted. Note: If an account exists and an additional investment is desired, it is only necessary to complete Sections A, F and G. Mail, fax or e-mail completed documents to: Regular Mail: P.O. Box 219182, Kansas City, Missouri 64121-9182 Overnight Delivery: 430 West 7th Street, Kansas City, Missouri 64105 Fax Delivery: 855-223-2479 E-mail Delivery: inland@dstsystems.com Note: If a custodial account, all paperwork must be submitted to the custodian. SECTION A: INVESTMENT Indicate investment amount, method of investment and type of purchase. Payment by Wire Payment by Check Wire to: UMB Bank, Kansas City, MO Routing Number: 101000695 DDA Account Number: 9871975967 FBO: Name of Stockholder* * Reference the investor’s name on the wire. Make all checks payable to: InPoint Commercial Real Estate Income, Inc.* 20 PAY TO THE ORDER OF InPoint Commercial Real Estate Income, Inc. $ DOLLARS MEMO Note: Cash, starter checks, foreign checks, travelers checks or
third party checks are not accepted. *For custodial accounts, checks should be made payable to the Custodian. InPoint Commercial Real Estate Income, Inc. Type of Purchase: There are five classes of shares of common stock in the InPoint offering: Class A shares, Class T shares, Class S shares, Class D shares and Class I shares. All have different fees associated with each class and are subject to suitability standards. For a full description of each share class, please see page 141 of the InPoint Prospectus. SECTION B: TYPE OF OWNERSHIP Please select only one option, Non-Custodial or Custodial. Non-Custodial Account Ownership Custodial Account Ownership • Send completed Subscription Agreement with check made payable to InPoint Commercial Real Estate Income, Inc. via U.S. Mail, Overnight Delivery, Fax or E-Mail. • Check appropriate box to indicate type of ownership. • Checks should be made payable to the Custodian and sent with the completed Subscription Agreement. • Custodian must complete this section, sign Section F and forward to DST Systems, Inc.

SECTION C: INVESTOR INFORMATION Include all names, addresses, dates of birth, Social Security or tax I.D. numbers of all investors or Trustees. If the account is a trust, pension plan, PSP or other, please provide complete title, tax ID number and date of trust/plan in section C-7. SECTION D: DISTRIBUTION OPTIONS Investors are automatically enrolled in InPoint’s distribution reinvestment plan unless they reside in Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, Ohio, Oregon, Vermont or Washington. Cash Distributions: Select the related box if cash distributions are preferred. Cash Distributions for Non-Custodial Accounts Cash Distributions for Custodial Accounts If direct deposit of cash distributions to an account or address other than as set forth in the Subscription Agreement is preferred, check the appropriate option and complete the required information. For Automated Clearing House (ACH), indicate whether it is a checking or savings account. A voided check or deposit slip will be required. If cash distributions are elected, the funds must be sent to the Custodian. SECTION E: ELECTRONIC DELIVERY Check the box and provide an email address if an investor consents to electronic delivery of documents, including the prospectus, prospectus supplements, annual reports, proxy statements, and other stockholder communications and reports. SECTION F: INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES The Subscription Agreement must be executed by the investor(s), trustee(s) or administrator(s) and if applicable, the custodian. Items A through E MUST BE INITIALED by all signers indicating that each item has been read. Items F through W must be initialed if the investor resides in a state listed in section F. SECTION G: SELLING PARTY ACKNOWLEDGEMENT AND SIGNATURE
The Registered Representative of the participating Broker Dealer or Registered Investment Advisor must complete this section. All investors and their registered representatives must sign the subscription agreement prior to tendering any funds for investment in shares. If the subscription is accepted, a confirmation will be mailed (or e-mailed if electronic delivery is selected) to the investor no more than three business days after the monthly acceptance occurs. INLAND INVESTOR SERVICES 8:00 AM to 5:00 PM Central Time - Monday through Friday Email: custserv@inland-investments.com Phone: (800) 826-8228